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                                                                    EXHIBIT 99.2

                                ZALE CORPORATION



Beryl Raff
President
Chief Executive Officer


August 11, 2000


Dear Fellow Zale Employee:

It is our pleasure to inform you that Zale Corporation has entered into an agreement to acquire Piercing Pagoda, Inc., the largest specialty jeweler of gold jewelry operating through kiosks and traditional stores in the United States.

Piercing Pagoda presently operates over 940 stores throughout the United States and Puerto Rico, offering an extensive selection of popular priced 14 and 10 karat gold chains, charms, bracelets, rings and earrings, as well as a selection of silver and diamond jewelry.

This acquisition will extend Zale's 'good, better, best' strategy to capture the opening price point customer while still remaining focused on our core competency of mall based operations.

Each of you has consistently and successfully executed our strategies, allowing us to further expand our business. Thank you for your continuing contribution to that success and for embracing the initiatives that have made our growth possible. We are looking forward to this latest opportunity, and know that, with your support, it will be successful as well.

Sincerely yours,

/s/ Beryl Raff


Beryl Raff